ANNEX A

Executive Officers and Directors of University of Wisconsin Foundation

Name and Position	Principal Occupation
Alisa Robertson, Chief Executive Officer	President and Chief Executive Officer of University of Wisconsin Foundation
Abigail Chak, Chief Legal Officer	Chief Legal Officer of University of Wisconsin Foundation
Carl Laurino, Chief Financial Officer	Chief Financial Officer of University of Wisconsin Foundation
Falicia Hines, Chief of Staff and Secretary	Chief of Staff and Secretary of University of Wisconsin Foundation
Michael Stohler, Chief Investment Officer	Chief Investment Officer of University of Wisconsin Foundation
Brenda Phebus, Chief Human Resource Officer	Chief Human Resource Officer of University of Wisconsin Foundation
Linda Ahlers, Director	Director of University of Wisconsin Foundation; Retired President, Marshall Fields
Rajiv Batra, Director	Director of University of Wisconsin Foundation; Co-Founder, Palo Alto Networks
Michelle Behnke, Director	Director of University of Wisconsin Foundation; Principal, Michelle Behnke & Associates
Susan Cellmer, Director	Director of University of Wisconsin Foundation; Elementary education
Paul Collins, Director	Director of University of Wisconsin Foundation; Retired Vice Chair, Citigroup
Suzanne DeWolf, Director	Director of University of Wisconsin Foundation; Co-Owner, Lil' Drug Store Products; Co-Owner, ForeFold Ventures
Jeffrey Diermeier, Director	Director of University of Wisconsin Foundation; Founder, Canna Investment Management, LLC
Sonnet Edmonds, Director	Director of University of Wisconsin Foundation; General Counsel, Dimension Renewable Energy
Susan Engeleiter, Director	Director of University of Wisconsin Foundation; President & CEO, Data Recognition Corp
Michael Ferdman, Director	Director of University of Wisconsin Foundation; Co-Founder, Play

Jere Fluno, Director	Director of University of Wisconsin Foundation; Retired Vice Chairman & Director, WW Grainger, Inc.
Colleen Goggins, Director	Director of University of Wisconsin Foundation; Retired Worldwide Chairman, Johnson & Johnson
Elizabeth Quadracci Harned, Director	Director of University of Wisconsin Foundation; Trustee, Quad Graphics, Inc.; Vice President, The Windhover Foundation
Elzie Higginbottom, Director	Director of University of Wisconsin Foundation; President & CEO, East Lake Management & Development Corporation
Louis Holland Jr., Director	Director of University of Wisconsin Foundation; President & CFO, Cumota, LLC
William Hsu, Director	Director of University of Wisconsin Foundation; President, Hsu's Ginseng Enterprises, Inc.
Cynthia Ihlenfeld, Director	Director of University of Wisconsin Foundation; Artist and Mobilizer of Time, Talent, and Resources for Education and Arts Non-Profits
Ted Kellner, Director	Director of University of Wisconsin Foundation; Founder, Chairman & CEO Fiduciary Management
Peter Kies, Director	Director of University of Wisconsin Foundation; Head of ECM & Tech & Services Investment Banking, Robert W Baird & Co.
Valarie King-Bailey, Director	Director of University of Wisconsin Foundation; CEO, OnShore Technology Group, Inc
Jun Lee, Director	Director of University of Wisconsin Foundation; Retired President, SRI Design, Inc.
Roger Mansukhani, Director	Director of University of Wisconsin Foundation; Partner at Gordon Rees Scully Mansukhani
Alice Mortenson, Director	Director of University of Wisconsin Foundation; President & Chair, Mortenson Family Foundation Director of Community Relations M.A. Mortenson Company
David Nicholas, Director	Director of University of Wisconsin Foundation; Accounting & Information Systems; Finance
John Oros, Director	Director of University of Wisconsin Foundation; Operating Partner, Managing Director & Management Committee, JC Flowers & Co.
Susan Patterson, Director	Director of University of Wisconsin Foundation; Author, Photographer; Retired Vice President, Grey Group

Stephen Petersen, Director	Director of University of Wisconsin Foundation; Managing Partner & Wealth Advisor, Prio Wealth
Todd Pulvino, Director	Director of University of Wisconsin Foundation; Principal & Co-Founder at CNH Partners
Christine Rotsch, Director	Director of University of Wisconsin Foundation; President, Rotsch Family Foundation
Paul Shain, Director	Director of University of Wisconsin Foundation; President & CEO, Singlewire Software
Michael Shannon, Director	Director of University of Wisconsin Foundation; Co-Founder & Chairman, KSL Capital Partners LLC
Sandy Sponem, Director	Director of University of Wisconsin Foundation; Retired Senior Vice President & CFO, M.A. Mortenson Company
Thomas Stevens, Director	Director of University of Wisconsin Foundation; Chairman & CEO, Los Angeles Capital
Frances Taylor, Director	Director of University of Wisconsin Foundation; Retired Executive Vice President, Bank of America Corporation
Patrick Thiele, Director	Director of University of Wisconsin Foundation; Retired CEO, PartnerRe Ltd.
James Thompson, Director	Director of University of Wisconsin Foundation; Former President, Cargill Steel
Jeffrey Wiesner, Director	Director of University of Wisconsin Foundation; Retired Partner, Accenture